Exhibit 21.1

Subsidiaries

Entity	Jurisdiction of Incorporation
Network Medical Management, Inc.	California
Apollo Medical Management, Inc.	Delaware
APAACO, Inc.	Delaware
Apollo Care Connect, Inc.	Delaware
ApolloMed Accountable Care Organization, Inc.*	California
Allied Physicians ACO, LLC	California
APCN-ACO, Inc.	California
99 Medical Equipment, Healthcare Supplies & Wheelchair Center	California
Apollo Palliative Services, LLC	California
Best Choice Hospice Care, LLC	California
Holistic Care Home Health Agency, Inc.	California
Pulmonary Critical Care Management, Inc.	California
Verdugo Medical Management, Inc.	California

*	80% ownership